                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                         HANGER ORTHOPEDIC GROUP, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   41043F208
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                                 (CUSIP Number)

                                 Ivan R. Sabel
                      Chairman and Chief Executive Officer
                           Two Bethesda Metro Center
                                   Suite 1300
                              Bethesda, MD  20814
                                 (301) 986-0701

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 18, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
     Jay Alix & Associates, Inc.
     38-243-9073
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

      OO. To date, there has been no purchase and therefore no need for funds.
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Jay Alix & Associates, Inc. is a Michigan corporation.
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                7   SOLE VOTING POWER
  NUMBER OF
                         -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         1,202,436
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,202,436
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,202,436
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

          CO
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

CUSIP NO.
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
     Jay Alix

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

      OO. To date, there has been no purchase and therefore no need for funds.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                7   SOLE VOTING POWER
  NUMBER OF
                         -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                         1,202,436
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,202,436
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,202,436
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

          IN
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
ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share ("Common Stock"), of Hanger Orthopedic Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is Two Bethesda Metro Center, Suite 1300, Bethesda, Maryland 20814.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Jay Alix & Associates, Inc. and by its sole shareholder, Jay Alix (collectively "JA&A"). The corporate headquarters for JA&A is 2000 Town Center, Suite #2400, Southfield, Michigan 48075. JA&A provides turnaround and restructuring services, and other consultation services, to distressed companies and their equity owners.

         JA&A has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). JA&A has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This statement is being filed to report the grant by the Company to JA&A on December 12, 2001 of the right and option to purchase from the Company all or part of an aggregate of One Million Two Hundred Two Thousand Four Hundred Thirty-Six (1,202,436) shares of Common Stock. This option will become exercisable on June 18, 2002 (60 days from the date of event which requires filing of this Schedule 13D). From and after June 18, 2002, JA&A may exercise the option in whole or in part at any time prior to the expiration of this option on May 31, 2007, at a price of $1.40 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         The options were granted to JA&A as partial consideration for services rendered to the Company by JA&A pursuant to a letter agreement dated January 23, 2001 (the "Letter Agreement") between the Company and JA&A. By granting these options, the Company sought to provide JA&A an additional incentive inherent in the ownership of the Company's Common Stock.

         JA&A may, from time to time, acquire additional Common Stock of the Company. JA&A may also dispose of some or all of the Company Common Stock that it beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by the Company), pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by JA&A pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. JA&A reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if it determines such acquisition or disposal is not in its best interests at that time.

         Other than as described above, JA&A does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill

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any existing vacancies on the Board, except that, from time to time, the Company might add additional directors if it finds qualified candidates willing to serve, (e) any material change in the Company's present capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         The number and percentage of Common Shares beneficially owned by JA&A as of April 18, 2002 are as follows:

                                            Number                     Percent
                                            ------                     ---------
         Jay Alix & Associates, Inc.        1,202,436 (1)              5.9% (2)
           and Jay Alix

(1) The shares shown above as beneficially owned by Jay Alix & Associates, Inc. and Jay Alix consist of 1,202,436 shares that JA&A has the right to acquire within 60 days after April 18, 2002 pursuant to the exercise of options granted to it under a Non-Qualified Stock Option Agreement.

(2) Based on the 19,156,712 shares of Common Stock reported as outstanding as of March 19, 2002 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

         JA&A has been granted the option to purchase up to 1,202,436 shares of the Company's Common Stock, at a purchase price of $1.40 per share, pursuant to a Non-Qualified Stock Option Agreement dated December 12, 2001.

         Jay Alix & Associates, Inc. and Jay Alix share voting and investment power over the 1,202,436 shares of Common Stock reported above as beneficially owned by them.

         There have not been any transactions in the Company's Common Stock effected by JA&A.

         No person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by JA&A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The options granted to JA&A are described in Item 5 and are subject to the terms of a Non-Qualified Stock Option Agreement between JA&A and the Company. The options are not transferable other than to a successor by operation of law or a transferee of all or substantially all of the assets of JA&A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Hanger Orthopedic Group, Inc. Non-Qualified Stock Option Agreement dated December 12, 2001, between Hanger Orthopedic Group, Inc. and Jay Alix & Associates, Inc.

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         2.       Letter agreement dated January 23, 2001, between Jay Alix &
                  Associates, Inc. and Hanger Orthopedic Group, Inc.

         3. Agreement of Joint Filing between Jay Alix & Associates, Inc. and Jay Alix dated as of April 29, 2002.


                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   April 29, 2002                 JAY ALIX & ASSOCIATES, INC.



                                        By:      /s/ Melvin R. Christiansen
                                               ---------------------------------
                                               Melvin R. Christiansen
                                               Its:    Treasurer



Dated:   April 29, 2002                        /s/ Jay Alix
                                        --------------------------------------
                                        JAY ALIX

                                  Exhibit Index


                                  Description

Exhibit No.

    1 Hanger Orthopedic Group, Inc. Non-Qualified Stock Option Agreement dated December 12, 2001, between Hanger Orthopedic Group, Inc. and Jay Alix & Associates, Inc.

    2 Letter Agreement dated January 23, 2001, between Jay Alix & Associates, Inc. and Hanger Orthopedic Group, Inc.

    3           Agreement of Joint Filing between Jay Alix & Associates, Inc.
                and Jay Alix dated as of April 29, 2002.